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                            March 7, 2023

       Yongsheng Liu
       Chief Executive Officer
       SunCar Technology Group Inc.
       c/o Shanghai Feiyou Trading Co., Ltd.
       Suite 209, No. 656 Lingshi Road
       Jing   an District, Shanghai, 200072
       People   s Republic of China

                                                        Re: SunCar Technology
Group Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed February 24,
2023
                                                            File No. 333-269295

       Dear Yongsheng Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-4 Filed February 24, 2023

       Questions and Answers about the Business Combination and the Extraordinary General Meeting
       Q: What is the effect of the GEM Purchase Agreement?, page 12

   1. We note your amended disclosure in response to comment 7 and we reissue it in part. In the answer to this
Question and in the Risk Factor on page 72, please revise to quantify the number of
securities that may be issued under the GEM Purchase Agreement and any possible negative
impact on future stock prices as a result.
 Yongsheng Liu
FirstName  LastNameYongsheng
SunCar Technology   Group Inc. Liu
Comapany
March      NameSunCar Technology Group Inc.
       7, 2023
March2 7, 2023 Page 2
Page
FirstName LastName
Summary of the Proxy Statement/Prospectus
Regulatory Approvals, page 20

2. We note your amended disclosure regarding the Provisions on Strengthening
         Confidentiality and Archives Administration of Overseas Securities Offering and Listing
         by Domestic Companies, or the Confidentiality and Archives Provisions, announced on
         February 24, 2023. Please revise to discuss in detail:

                the provisions, including whether the provisions apply beyond the initial issuance and listing period;

                the applicability of the provisions to you and your subsidiaries;

                the compliance requirements, and if those requirements are currently uncertain, please state as much; and

                the risks of non-compliance.

         Additionally, please revise to define "work manuscripts" and provide examples of such documents that might be generated by securities companies and securities service institutions. Please also name the "competent authorities" that are required to approve the work manuscripts and describe the relevant "approval procedures" that must be followed in order to transfer such documents outside of the PRC. If you already have the relevant confidentiality and archives management systems in place, please revise to state as much.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 164

3. Please revise to put footnote (2) next to the pro forma adjustments decreasing amounts due to related party, current, and note payable to related party. Unaudited Pro Forma Condensed Combined Statement of Operations
For the Six Months Ended December 31, 2022, page 165

4. It appears that adjustment (1) decreasing general and administrative expenses for the six months ended December 31, 2022 by $575,000 should not be included in your pro forma statement of operations for this period. This adjustment has already been included as a pro forma adjustment in the unaudited pro forma condensed statement of operations for the year ended June 30, 2022 and footnote (1) on page 169 indicates that these are costs that will be expensed upon the closing of the business combination, as if it occurred on
         July 1, 2021, and are non-recurring. Please revise or advise. Consolidated Financial Statements of Auto Services Group Inc., page F-1

5. Since this is an initial registration of Suncar's Class A ordinary shares, please update to include audited financial statements for Auto Services Group Inc. for the year ended
         December 31, 2022. Alternatively, please provide as an exhibit to your filing, a
 Yongsheng Liu
SunCar Technology Group Inc.
March 7, 2023
Page 3
      representation by management that this entity is not required to comply with the 12-month requirement in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship. Refer to the
      Instructions to Item 8.A.4 of Form 20-F.
       You may contact Tony Watson at (202) 551-3318 or Linda Cvrkel at (202) 551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Donald Field at (202) 551-3680 with any other questions.



                                                          Sincerely,
FirstName LastNameYongsheng Liu
                                                          Division of
Corporation Finance
Comapany NameSunCar Technology Group Inc.
                                                          Office of Trade &
Services
March 7, 2023 Page 3
cc:       Giovanni Caruso, Esq.
FirstName LastName